May 17, 2011

David J. Baum, Esq.
Alston & Bird, LLP
950 F Street, NW
Washington, DC   20004

Re: Northern Lights Fund Trust II
        File Numbers: 333-173560, 811-22549

Dear Mr. Baum:

        We have reviewed the registration statement for Northern Lights Fund Trust II
(the "Trust") filed on Form N-1A on April 18, 2011.   The Trust has five series (each the
"Fund" and collectively the "Funds") which are being formed as "shell" series with the
expectation that five series of three existing investment companies will be reorganized
into them following approval by their shareholders.

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and
any no-action request the Fund has submitted, or will submit, in connection with
registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and
Exchange Commission, <u>A Plain English Handbook </u> (1998).

        3. We may have more comments on disclosure included in any subsequent pre-
effective amendment.

        4. All registrants are reminded of their obligation to file electronic reports with
respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment
Company Act of 1940.

5. Please notify the undersigned when the N-14 registration statements or preliminary proxies relating to the reorganization transactions will be filed and when the shareholder meetings to approve the transactions will be scheduled.

Prospectus -- Alternative Strategies Mutual Fund

Summary Section

6. Fees and Expenses of the Fund -- Delete the subordinate clause in Footnote 1 so that it simply states: "These expenses are based on estimated amounts for the Fund's current fiscal year."

7. Fees and Expenses of the Fund -- The fee table sets forth expenses for Class C. However, certain portions of the prospectus, including "The Advisor" and "Shareholder Information", do not discuss Class C. Please revise the prospectus accordingly.

8. Principal Investment Strategies -- As the Fund may be significantly invested in derivatives, please review your disclosure in light of the recently released guidance from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

9. Investment Advisor and Sub-Advisors -- (a) Research Affiliates, LLC is described as a "signal provider" to the Fund's Advisor. Please define "signal provider". (b) Describe what the "signal provider" does under "Management of the Fund". (c) Explain in your response why Research Associates, LLC is no longer a Sub-Advisor.

Shareholder Information

10. The fee table and the cover page refer to the existence of Class C shares. This section of the prospectus should describe Class C shares and how they may be purchased.

PROSPECTUS -- HUNDREDFOLD FUNDS

Summary Section -- Hundredfold Select Alternative Fund

11. Fees and Expenses of the Fund -- See Comment 6.

12. Principal Investment Strategy and Principal Investment Risks -- See Comment 8 concerning derivatives.

13. Principal Investment Strategy -- Please clarify the disclosure by indicating the extent the Fund invests in United States or foreign securities. If the Fund will invest in foreign securities as a principal strategy, please revise the risk summary accordingly.

14. Performance -- In the narrative explanation accompanying the bar chart and table, delete the descriptions of the Barclays Capital U.S. Aggregate Bond Index and the S&P 500 Index. Add a statement that the S&P 500 Index shows how the Fund compares with the performance of a widely used securities index and how the performance of stocks compares with bonds.

15. Performance -- This performance section discusses the reorganization. Please consider whether the other Funds should have similar disclosure.

16. Principal Investment Risks -- High Yield Securities Risk -- Add disclosure that high yield securities have speculative characteristics.

Summary Section -- Hundredfold Global Perspective Fund

17. Fees and Expenses of the Fund -- See Comment 6.

18. Principal Investment Strategy, Principal Investment Risks -- See Comment 8 concerning derivatives.

19. Performance -- In the narrative explanation accompanying the bar chart and table, delete the description of the MSCI World Index. Also delete the description of the S&P 500 Index and add the explanation requested in Comment 14.

Summary Section -- Hundredfold Equity Opportunity Fund

20. Fees and Expenses of the Fund -- See Comment 6.

21. Fees and Expenses of the Fund -- Delete Footnote 2. Does this Fund require the footnote permitted by Item 3.3(f)(vii) of Form N-1A as do the other two Hundredfold funds?

22. Principal Investment Strategy -- To answer the question raised in the parenthetical: The 80% test is required because this Fund has "equity" in its name. *See* Rule 35d-1(a)(2) under the Investment Company Act of 1940. The 80% is not a "target" but an absolute minimum which should be maintained by the Fund except when it is taking a temporary defensive position.

23. Performance -- In the narrative explanation accompanying the bar chart and table, delete the description of the Standard & Poor's Index 500.

ADDITIONAL DETAILS ABOUT THE FUNDS

24. Hundredfold Global Perspective Fund -- Portfolio Investment Strategy -- To be consistent with the use of "global" in its name, please add disclosure stating how the Fund's assets will be tied economically to a number of countries throughout the world. For example, the Fund could add a statement that the Fund will invest in at least three different countries and it will invest, under normal market conditions, at least 40% of its net assets outside the United States.

25. Principal Risk Factors -- High Yield Securities -- See Comment 16.

ADDITIONAL INFORMATION

26. Management of the Funds -- Disclose that Advisors Preferred, LLC has replaced Rafferty Asset Management, LLC which was the investment advisor of the Predecessor Fund. In your response to this letter, please explain why the advisor of the Predecessor Fund was replaced.

27. The principals of the investment adviser need not be disclosed in the prospectus but should be disclosed in the Statement of Additional Information.

28. The relationship between the Advisor and the distributor should be disclosed in the prospectus.

PROSPECTUS -- Two Oaks Diversified Income Fund

Fund Summary

29. Investment Objective -- The investment objective, long-term growth of capital, is inconsistent with the name of the Fund, which suggests income as an investment objective.   Change the name of the Fund to one that is consistent with its investment objective.

30. Fees and Expenses of the Fund -- See Comment 6.

31. Principal Investment Strategies -- Please revise the disclosure to make it clear that "lower-rated securities" are not considered investment grade and are deemed to have the status of "junk bonds".

INVESTMENT ADVISORY SERVICES

32. Fund Manager -- Disclose the reasons why Hillcrest Wells Advisors, LLC was replaced by Two Oaks Investment Management, Inc..

Statement(s) of Additional Information

INDEPENDENT TRUSTEES

33. The information required by Item 17.2(a)(1) of Form N-1A pertaining to Mr. Lewis should be furnished by pre-effective amendment.

34. The Independent Trustees and Trustees and Officers tables -- Delete the second footnote with double asterisks (**) pertaining to the number of portfolios in the fund complex and revise the "Number of Portfolios in Fund Complex Overseen by Trustee" to include *all* the portfolios overseen by these Trustees not just those in the Trust.
.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Funds are responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings, and

- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel